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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of: March 2008	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Notice of Meeting, Invitation Letter to Shareholders and Management Proxy Circular, dated March 4, 2008
2	Form of Proxy
3	NI54-102 Return Card

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: March 4, 2008
	By:	/s/ Janice B. Odegaard Vice President, Associate General Counsel and Corporate Secretary

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FORM 6-K
SUNCOR ENERGY INC. (Name of registrant)
112 Fourth Avenue S.W. P.O. Box 38 Calgary, Alberta Canada, T2P 2V5
EXHIBIT INDEX
SIGNATURES